UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

COMCAST CORPORATION

(Mark One):

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2016.

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from             to

Commission file number 001-32871

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMCAST SPECTACOR 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comcast Corporation

One Comcast Center

Philadelphia, PA 19103-2838

COMCAST SPECTACOR 401(k) PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	3

Notes to Financial Statements	4-12

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H—Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2016	13

Form 5500, Schedule H—Part IV, Line 4a—Schedule of Delinquent Participant Contributions for years ended December 31, 2016, 2015, 2014, 2013, 2012 and 2011	14

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	15

SIGNATURE	16

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

Comcast Spectacor 401(k) Plan

Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Comcast Spectacor 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of (1) assets (held at end of year) as of December 31, 2016 and (2) delinquent participant contributions for the years ended December 31, 2016, 2015, 2014, 2013, 2012, and 2011 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
June 16, 2017

COMCAST SPECTACOR 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2016 AND 2015

(in thousands)

	December 31,
	2016	2015
ASSETS:

Plan interest in Comcast Corporation Employee Savings Plans Master Trust participant-directed investments:
At fair value	$120,403	$99,566
At contract value	11,692	10,074
Total investments	132,095	109,640

Receivables:
Notes receivable from participants	2,383	2,353
Contributions receivable from participants	153	—
Contributions receivable from employer	113	—
Total receivables	2,649	2,353

NET ASSETS AVAILABLE FOR BENEFITS	$134,744	$111,993

See accompanying notes to financial statements.

COMCAST SPECTACOR 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2016

(in thousands)

Year Ended December 31, 2016
ADDITIONS:
Investment income:
Plan interest in Comcast Corporation Employee Savings Plans Master Trust investment income	$10,959

Contributions:
Participant	10,151
Employer	7,160
Rollover	1,367

Total contributions	18,678

Transfers from Ovations Food Services, L.P. 401(k) Plan & Ovations Fanfare, L.P. 401(k) Plan	7,574
Interest income on notes receivable from participants	119

Total additions	37,330

DEDUCTIONS:
Benefits paid to participants	14,441
Administrative expenses	138

Total deductions	14,579

INCREASE IN NET ASSETS	22,751

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	111,993

End of year	$134,744

See accompanying notes to financial statements.

COMCAST SPECTACOR 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

1.                       PLAN DESCRIPTION

General

The following description of the Comcast Spectacor 401(k) Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document and applicable amendments for a more complete description of the Plan’s provisions. Copies of these documents are available from the Plan sponsor, Comcast Spectacor, L.P. and its subsidiaries (“Spectacor”, the “Company” or the “Plan Sponsor”).

The effective date of the Plan is January 1, 1992. The Plan is a defined contribution plan qualified under Internal Revenue Code (the “Code”) Sections 401(a), 401(k) and 401(m) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers “eligible employees,” who have completed the requisite period of service.

Fidelity Management Trust Company is the appointed Trustee of the Plan.

Effective September 10, 2013, Comcast Corporation (“Comcast”) established the Comcast Corporation Employee Savings Plans Master Trust (“Master Trust”). The Plan’s assets were transferred into the Master Trust effective January 14, 2015. The Master Trust allows Comcast to have a uniform investment line-up across its various defined contribution plans while allowing varying provisions in plan design.

Full-time employees of the Company are eligible to participate in the Plan after completing three months of service. Part-time employees of the Company are eligible to participate in the Plan after completing 1,000 hours of service in a 12-month period. Eligible employees are automatically enrolled in the Plan at a contribution rate equal to 3% of eligible compensation on a pre-tax basis unless they opt out of participation. Automatically-enrolled participants may thereafter increase or decrease their contribution at any time. Contribution rates for participants who were automatically enrolled, on or after January 1, 2015, will increase 1% per year up to 10%, subject to certain limits imposed by the Code, unless a participant elects to opt out of the automatic increase program.

The following entities participate in the Plan and are referred to collectively as the Company:

•                  Comcast Spectacor, L.P.

•                  Spectrum Arena Limited Partnership

•                  Philadelphia Flyers, L.P.

•                  Comcast Spectacor Foundation

•                  Flyers Skate Zone, L.P.

•                  Global Spectrum, L.P.

•                  Spectacor, LLC

•                  Patron Solutions, L.P.

•                  FPS Rinks, L.P.

•                  Pilots II, Inc.

•                  Ed Snider Youth Hockey Foundation

•                  Front Row Marketing Services, L.P.

•                  Paciolan, Inc.

•                  Ovations Food Services, L.P.

•                  Ovations Fanfare, L.P.

On April 1, 2016, the Ovations Food Services, L.P. 401(k) Plan and the Ovations Fanfare, L.P. 401(k) Plan became participating companies in the Plan and the related assets were transferred into the Plan.

The maximum amount of eligible compensation that may be deferred is 50% (plus an additional 30% of eligible compensation for eligible employees aged 50 or above), subject to certain limits imposed by the Code. Effective January 1, 2012, a Roth contribution feature was added to the Plan.

Each participant’s account is credited with the participant’s elective deferral contribution, an allocation of the Company’s matching contribution, and Plan earnings, net of expenses. Allocations of the Company’s matching contributions are based on participant elective deferrals to the Plan. Upon enrollment, or as requested from the Plan Sponsor, participants can receive a description of each investment fund in the Plan Enrollment Guide.

Each participant has at all times a 100% non-forfeitable interest in the participant’s contributions and earnings attributable thereto. Company matching contributions for the Plan years beginning on or after January 1, 2005 are fully and immediately vested. Effective January 1, 2015, the Company matching contribution was amended and is equal to 100% of the first 5% of each participant’s eligible compensation for such payroll period.

Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by the Trustee of the Plan of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options. The Trustee pays benefits and expenses upon the written direction of the Plan Sponsor. The participants in the Plan are assessed an administrative fee of $27 per Plan year per account.

Forfeitures, consisting of amounts contributed by the Company that are not fully vested upon a participant’s separation from service and amounts related to unclaimed Required Minimum Distributions as defined by the Code, shall be used to reduce the Company’s required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. If the Plan should terminate with any forfeitures not applied against Company contributions, they will be allocated to then current participants in the proportion that each participant’s eligible compensation for that Plan year bears to the eligible compensation for all such participants for the Plan year. There were no forfeitures applied for the year ended December 31, 2016. Outstanding forfeitures not yet applied against Company contributions at December 31, 2016 and 2015 were $9,910 and $5,817, respectively.

Any participant who has a separation from service for any reason shall be entitled to receive his/her vested account balance. Upon death, disability or attainment of age 65, a participant’s account becomes fully vested in all Company contributions regardless of the participant’s years of service. Generally, distribution will start no later than 60 days after the close of the Plan year in which the participant’s separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, annual, quarterly or monthly installments, a rollover into another qualified plan, or any combination of the foregoing.

Effective January 1, 2016, Comcast common stock was no longer available as an investment option under the Plan for new contributions, although participants were able  to transfer all or a portion of their existing interest in Comcast common stock to a different investment option.  As of January 12, 2017, all shares of Comcast common stock held in the Plan were liquidated and the proceeds were re-invested in other investment options.

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The financial statements of the Plan are presented using the accrual basis of accounting in accordance with generally accepted accounting principles in the United States (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for investment contracts, which are reported at contract value (see below). Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion on fair value measurements.

Investment contracts, such as those included in the Comcast Stable Value Fund, are required to be reported at contract value. Contract value is the relevant measure of fully benefit-responsive investment contracts since that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 4). As required by GAAP, the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits are presented on a contract value basis.

Net unrealized appreciation or depreciation in the financial statements reflects changes in fair value of investments held at year-end, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on fair value as of such date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Benefits are recorded when paid.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Standards

In February 2017, the Financial Accounting Standards Board issued updated guidance to clarify presentation requirements for a plan’s interest in a master trust and require detailed disclosures of the plan’s interest in the master trust. As permitted by the updated guidance, the Plan has early adopted the updated standard and, as required, has applied it retrospectively. The adoption did not have a material impact on the financial statements.

3.                       INVESTMENTS

On September 10, 2013, Comcast established the Master Trust to manage the assets of a number of Comcast and NBCUniversal Media, LLC (“NBCUniversal”) defined contribution plans. The Trustee was appointed by Comcast to hold, administer and invest the assets of the Master Trust. Effective January 14, 2015, Spectacor became a participating plan within the Master Trust and the related investment assets were transferred to the Master Trust. As of December 31, 2016, the Master Trust includes the investment assets of the Plan, Comcast Corporation Retirement-Investment Plan, NBCUniversal Capital Accumulation Plan, Leisure Arts, Inc. 401(k) Savings Plan, and Universal Orlando 401(k) Retirement Plan (“UO”), which effective October 3, 2016 became a participating plan within the Master Trust and the related UO investment assets were transferred to the Master Trust. Each of the plans in the Master Trust maintains a segregated asset portfolio within the Master Trust. Investment income, realized gains (losses) on sales of investments, unrealized appreciation (depreciation) of investments, other receipts, other disbursements and administrative expenses are allocated to the segregated asset portfolios within the Master Trust. In accordance with GAAP, the net change in value from participation in the Master Trust is reported as one line item in the Statement of Changes in Net Assets Available for Benefits and the Plan’s interest in the Master Trust is reported as a single line item in the Statements of Net Assets Available for Benefits.

Because the Plan’s portfolio is segregated from the other plans that participate in the Master Trust, the Plan does not have an undivided interest in each investment in the Master Trust. Rather, the Plan has a specific percentage interest in each investment that differs from the overall percentage interest in the Master Trust.

The following is a summary of the Master Trust’s Net Assets, and the Plan’s divided interest in the Master Trust, as of December 31, 2016 (in thousands):

	Master Trust	Plan	Plan’s Percent Interest in Master Trust
Participant-directed investments at fair value:

Common stock	$383,314	$6,200	1.6%

Mutual funds	1,758,819	17,603	1.0

Separate accounts	1,495,577	46,348	3.1

Common collective trusts	3,985,381	49,807	1.2

Money market funds	21,321	409	1.9

Comcast Stable Value Fund at contract value	609,200	11,692	1.9

Total participant-directed investments	8,253,612	132,059	1.6

Cash	10,230	36	0.4

NET ASSETS	$8,263,842	$132,095	1.6%

The following is a summary of the Master Trust’s Net Assets, and the Plan’s divided interest in the Master Trust, as of December 31, 2015 (in thousands):

	Master Trust	Plan	Plan’s Percent Interest in Master Trust
Participant-directed investments at fair value:

Common stock	$448,422	$10,411	2.3%

Mutual funds	1,389,991	11,515	0.8

Separate accounts	1,342,962	42,002	3.1

Common collective trusts	3,192,890	34,934	1.1

Money market funds	18,505	346	1.9

Comcast Stable Value Fund at contract value	540,069	10,074	1.9

Total participant-directed investments	6,932,839	109,282	1.6

Cash	1,768	358	20.2

NET ASSETS	$6,934,607	$109,640	1.6%

The following are the changes in net assets for the Master Trust as well as the Plan’s interest in the Master Trust net investment income for 2016 (in thousands):

Master Trust investment income:
Net appreciation in fair value of investments	$591,521
Interest and dividends	54,955
Net investment income	646,476

Transfers in	1,421,287

Transfers out	738,528

INCREASE IN NET ASSETS	1,329,235

NET ASSETS:
Beginning of year	6,934,607

End of year	$8,263,842

Plan’s interest in Master Trust net investment income	$10,959
Appreciation of the Plan’s investments during 2016, including investments purchased and sold, as well as held during the year (in thousands):	$10,213

4.                       COMCAST STABLE VALUE FUND

As described in Note 2, included in the Comcast Stable Value Fund are fully benefit-responsive investment contracts, which are carried at contract value. The rate at which interest is credited to the Plan is that determined under the contract, consistent with reflecting participant balances at contract value as opposed to the market value of the underlying assets. Interest rates are reset quarterly by the issuers of the investment contracts.

There are certain events, such as the Plan’s failure to qualify under Section 401(a) or 401(k) of the Code, which can limit the fund’s ability to transact at contract value. At this time, the occurrence of any such limiting event is not probable.

A contract issuer may terminate a contract at any time. Settlement upon termination will be at contract value unless the terms of the contract were not met or the Trustee’s authority over the Plan is limited or terminated.

5.                       FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The levels of the hierarchy are described below:

Level 1                                Consists of financial instruments whose values are based on quoted market prices for identical financial instruments in an active market.

Level 2                                Consists of financial instruments that are valued using models or other valuation methodologies. These models use inputs that are observable either directly or indirectly and include:

•                                Quoted prices for similar assets or liabilities in active markets;

•                                Quoted prices for identical or similar assets or liabilities in markets that are not active;

•                                Pricing models whose inputs are observable for substantially the full term of the financial instrument; and

•                                Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the financial instrument.

Level 3                                Consists of financial instruments whose values are determined using pricing models that use significant inputs that are primarily unobservable, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are as follows:

Common stock: Valued at the closing price reported on the last trading day of the Plan year on the active market on which the individual securities are traded, and accordingly, are classified as Level 1 investments.

Mutual funds: Valued at the closing price of shares held by the Plan at year-end. The mutual funds held by the Plan are classified as Level 1 investments as their investment values are based on quoted market prices for identical financial instruments in an active market.

Separate accounts, common collective trusts, and money market funds: Valued at the net asset value of shares held by the Plan at year-end. The net asset value as provided by the Trustee is used as a practical expedient to estimate fair value and, as a result, all are included in the investments measured at net asset value.

The methods described above may produce a calculated fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used as of December 31, 2016 and 2015.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2016 and 2015, there were no transfers between levels.

The table below sets forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of

December 31, 2016 (in thousands):

	Level 1	Level 2	Level 3	Total

Common stock	$383,314	$—	$—	$383,314

Mutual funds	1,758,819	—	—	1,758,819

Total assets in the fair value hierarchy	2,142,133	—	—	2,142,133

Investments measured at net asset value (a)	—	—	—	5,502,279

Total investments	$2,142,133	$—	$—	$7,644,412

The table below sets forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of    December 31, 2015 (in thousands):

	Level 1	Level 2	Level 3	Total

Common stock	$448,422	$—	$—	$448,422

Mutual funds	1,389,991	—	—	1,389,991

Total assets in the fair value hierarchy	1,838,413	—	—	1,838,413

Investments measured at net asset value (a)	—	—	—	4,554,357

Total investments	$1,838,413	$—	$—	$6,392,770

(a)         Certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.

6.                       NOTES RECEIVABLE FROM PARTICIPANTS AND HARDSHIP WITHDRAWALS

A participant may borrow from his/her Plan account subject to the approval of the Plan Sponsor in accordance with applicable regulations issued by the Internal Revenue Service (“IRS”) and the Department of Labor (“DOL”). In general, a participant may borrow a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the participant’s non-forfeitable accrued benefit on the valuation date (as defined by the Plan) last preceding the date on which the loan request is processed by the Plan Sponsor. The maximum term of a loan made pursuant to the Plan is five years (loans with terms of greater than five years are permissible for the purchase of a primary residence or may exist under the Plan as a result of rollovers from merged plans).

Interest accrues at the rate of prime plus 1% as of the month the loan application is approved. Principal and interest are paid through payroll deductions or participant-initiated payments. Interest rates ranged from 4.25% to 9.75% as of December 31, 2016. Maturities on outstanding loans ranged from 2017 to 2046 as of December 31, 2016. Loan transactions are treated as a transfer between the investment fund and notes receivable from participants.

Effective after a calendar quarter of non-repayment, a loan is considered to be in default. Defaulted loans are treated as distributions for tax purposes and become taxable income to the participant in the year in which the default occurs.

A participant may withdraw all or a portion of his/her benefits derived from salary reduction on account of hardship, as defined by the Plan and applicable IRS regulations. Under these rules, the participant must exhaust the possibilities of all other distributions, loans, etc. available under the Plan and meet certain other requirements. Upon receiving a hardship withdrawal, the participant’s elective contributions are suspended for six calendar months.

7.                       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2016 and 2015 and the increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended December 31, 2016 is as follows (in thousands):

December 31, 2016
Net assets available for benefits per the financial statements	$134,744
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	36
Contributions receivable	(266)
Accrued interest on notes receivable from participants	(4)

Total net assets per the Form 5500	$134,510

December 31, 2015
Net assets available for benefits per the financial statements	$111,993
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	85
Accrued interest on notes receivable from participants	(4)

Total net assets per the Form 5500	$112,074

Year Ended December 31, 2016
Increase in net assets available for benefits per the financial statements	$22,751
Adjustment from contract value to fair value for fully benefit-responsive investment contracts—December 31, 2016	36
Adjustment from contract value to fair value for fully benefit-responsive investment contracts—December 31, 2015	(85)
Contributions receivable	(266)
Prior year accrued interest on notes receivable from participants	4
Current year accrued interest on notes receivable from participants	(4)

Net income per Form 5500	$22,436

8.                       ADMINISTRATION OF THE PLAN

The Comcast Investment Committee, as Plan Administrator, has the authority to control and manage the operation and administration of the Plan and may delegate all or a portion of these responsibilities to one or more persons.

9.                       EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various mutual funds that are owned and managed by the Trustee, who has been designated investment manager.  The Plan invests in Comcast common stock (see Note 1) and issues loans to participants, which are secured by the vested balances in the participants’ accounts.

10.                PLAN TERMINATION

Although no participating employer has expressed any intent to do so, each participating employer has the right under the Plan to discontinue its contributions and to terminate the Plan, with respect to its eligible employees, subject to the provisions of ERISA. Additionally, Spectacor has the right to terminate the Plan. In the event of Plan termination, participants will become fully vested in their accounts.

11.                FEDERAL TAX CONSIDERATIONS

a.                       Income Tax Status of the Plan—The IRS made a favorable determination on the Plan through a letter dated July 8, 2013 stating that the Plan is qualified under Section 401(a) of the Code subject to the adoption of an amendment which was adopted on July 18, 2013 and was effective on various dates, the earliest being January 1, 2002. As a result, the Plan remains exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and no provision for income taxes has been included in the Plan’s financial statements.

b.                       Impact on Plan Participants—Employer contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

c.                        Evaluation of Tax Positions—The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2013.

12.                NON EXEMPT PARTY-IN-INTEREST TRANSACTIONS

For the Plan years 2016, 2015, 2014, 2013, 2012 and 2011 the Company has not remitted certain participant contributions and loan repayments to the Trustee in a timely manner based on when the participant contributions and loan repayments were withheld from participant paychecks as required under DOL Regulation §2510.3-102.

On January 8, 2016, the Company filed IRS Form 5330 to report and pay an excise tax with respect to the Plan years 2015, 2014, 2013, 2012 and 2011 late remittances as required pursuant to Section 4975 of the Code. In addition, the Company submitted an application under the Voluntary Fiduciary Correction Program with the DOL and participant accounts were credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis. Such amounts are not material to the Plan’s financial statements. The Company will file the Form 5330 with the IRS to report and pay an excise tax with respect to the 2016 late remittances as required pursuant to Section 4975 of the Code.

COMCAST SPECTACOR 401(k) PLAN

FORM 5500, SCHEDULE H—PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2016

FEIN #23-2303756

PLAN #004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
*	Interest in Comcast Corporation Employee Savings Plans Master Trust		$132,095

*	Notes receivable from participants (principal balance plus accrued but unpaid interest)	Interest rates from 4.25% - 9.75%; maturities from 2017 to 2046	2,383

			$134,478

*Represents a party-in-interest to the Plan.

Column (d) omitted as all investments are participant directed.

COMCAST SPECTACOR 401(k) PLAN

FORM 5500, SCHEDULE H—PART IV—LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEARS ENDED DECEMBER 31, 2016, 2015, 2014, 2013, 2012 and 2011

(in thousands)

FEIN #23-2303756

PLAN #004

	Total that Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected		Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP		Total Fully Corrected Under VFCP and PTE 2002-51*
Participant Contributions
Transferred Late to Plan for year ended December 31, 2016		$293	$	$		$

Participant Contributions
Transferred Late to Plan for year ended December 31, 2015	$		$		$239	$

Participant Contributions
Transferred Late to Plan for year ended December 31, 2014	$		$		$954	$

Participant Contributions
Transferred Late to Plan for year ended December 31, 2013	$		$		$783	$

Participant Contributions
Transferred Late to Plan for year ended December 31, 2012	$		$		$160	$

Participant Contributions
Transferred Late to Plan for year ended December 31, 2011	$		$		$257	$

* Prohibited Transaction Exemption

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 16, 2017, relating to the financial statements and supplemental schedules of the Comcast Spectacor 401(k) Plan, appearing in this Annual Report on Form 11-K of the Comcast Spectacor 401(k) Plan for the year ended December 31, 2016.

/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
June 16, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMCAST SPECTACOR
401(k) PLAN

	By:	Comcast Corporation
June 16, 2017
	By:	/s/ Daniel C. Murdock
Daniel C. Murdock
Senior Vice President, Chief Accounting Officer and Controller
	By:	/s/ Daniel C. Murdock